FOR IMMEDIATE RELEASE

Dr. Cynthia Kuper to Speak at Penn Nanotech Society at the University of Pennsylvania

TORONTO, CANADA, October 23, 2006 -- Micromem Technologies Inc., ("Micromem") (OTC-BB:MMTIF) a Toronto-based developer of magnetic random access memory (MRAM), is pleased to announce that Dr. Cynthia Kuper has been asked to participate in the Penn Nanotech Society’s Industry Discussion Panel on October 25, 2006.

This event will be held in conjunction with "Nano Day" which is organized by the University of Pennsylvania’s Nano/Bio Interface Centre. The entire day is lined up with outreach and educational programs to make the community more aware about nanotechnology.

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF" Shares issued: 68,419,449 SEC File No: 0-26005

About Micromem Technologies Inc.

Micromem Technologies, Inc. (www.micromeminc.com) is focused on the development of magnetic random access memory (MRAM) technology. We believe that once fully developed, this technology will be suitable for various applications including, without limitation, Radio Frequency Identification (RFID) It is anticipated that RFID will be Micromem’s first market objective. Micromem’s primary technology was developed pursuant to an exclusive world wide commercial license issued by the University of Toronto ("UT") Pursuant to the terms of the license, Micromem can buy out the balance of the Company’s financial obligations with respect to the patents and technology licensed by UT for a fixed fee. The MRAM development work was undertaken in accordance with research collaboration agreements among Micromem, the University of Toronto, Dr. Harry Ruda and OCE Inc., a not-for-profit corporation supported through the Ontario Ministry of Economic Development and Trade's (MEDT) Ontario Centres of Excellence program. Micromem believes it has full control over the last three years of the technological innovations arising from the MRAM development work, including, as previously announced the development of the single bit memory prototype.

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromen’s filings with the Securities & Exchange Commission. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, futu re events or otherwise.